                                                   THIS DOCUMENT IS A CONFIRMING
                                             ELECTRONIC COPY OF THE SCHEDULE 13D
                                          FILED IN PAPER FORMAT ON MARCH 7, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                           Cambridge SoundWorks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock (without par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   132514100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         John Danforth, General Counsel
                              Creative Labs, Inc.
                              1901 McCarthy Blvd.
                              Milpitas, CA  95035
                                 (408)428-6600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 28, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 132514100                   13D                PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Creative Technology Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUNT TO  [ ]
 5    ITEMS 2(d) or 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OR ORGANIATION
 6
      SINGAPRORE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,169,608**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,169,608**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,169,608**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [ ]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28.8%**

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, REPSONSES TO ITEMS 107 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THES IGNATURE ATTESTATION.

                          INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers if voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3) The third row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary in row (4):

       CATEGORY OF SOURCE                                   SYMBOL

       Subject Company (Company whose
        securities are being acquired).....................   SC
       Bank................................................   BK
       Affiliate (of reporting person).....................   AF
       Working Capital (of reporting person)...............   WC
       Personal Funds (of reporting person)................   PF
       Other...............................................   OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D)

(7)-(11),(13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc.--Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(14) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

        CATEGORY                                              SYMBOL

        Broker-Dealer.........................................  BD
        Bank..................................................  BK
        Insurance Company.....................................  IC
        Investment Company....................................  IV
        Investment Adviser....................................  IA
        Employee Benefit Plan, Pension Fund, or
         Endowment Fund.......................................  EP
        Parent Holding Company................................  HC
        Corporation...........................................  CO
        Partnership...........................................  PN
        Individual............................................  IN
        Other.................................................  OO

NOTES:

  Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

  Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange
Act or otherwise subject to the liabilities of that section of the Act.

  Reporting persons may comply with their COVER PAGE filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

  Under Section 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

  Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore any information given will be available for inspection by any member of the public

  Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

  Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. ANSWER EVERY ITEM. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

                                  SCHEDULE 13D

CUSIP NO. 132514100                                         PAGE 5 OF 7 PAGES

ITEM 1 - SECURITY AND ISSUER

This Statement relates to the common stock, no par value ("Common Stock"), of Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Issuer"). The address of the principal executive office of the Issuer is 311 Needham St., Newton, MA 02164.

ITEM 2 - IDENTITY AND BACKGROUND

This Statement is filed on behalf of Creative Technology Ltd., a Singapore corporation ("Creative"). The principal business of Creative is the design, manufacture and distribution of multimedia products and peripherals for personal computers. The address of the principal business and principal executive office for Creative is 67 Ayer Rajah Crescent #03-18, Singapore, 139950. The address of the business and executive office of its principal United States subsidiary is Creative Labs, Inc., 1901 McCarthy Blvd., Milpitas, CA 95035.

During the last five years, Creative (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Creative purchased 912,294 shares of Common Stock of the Issuer and a warrant to purchase 257,314 shares of Common Stock of the Issuer (the "Warrant") in a private placement transaction, pursuant to a Common Stock and Warrant Purchase Agreement between the Issuer and Creative, which transaction closed on February 28, 1997. The source of the funds used to purchase such securities was from Creative's working capital, and no portion of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4 - PURPOSE OF TRANSACTION

The shares of Common Stock and the Warrant acquired on February 28, 1997 were acquired for investment purposes. In connection with such transaction, Creative and the Issuer also entered into an exclusive distribution agreement pursuant to which Creative will be the exclusive distributor of certain of the Issuer's products. In addition, Creative, the Issuer and two principal shareholders of the Issuer have entered into a certain voting agreement, described in Item 6 below. Based on Creative's evaluation of the Issuer's businesses and prospects and all other factors deemed relevant, additional shares of the Issuer's Common Stock may be acquired in the open market, in privately negotiated transactions or pursuant to exercise of the Warrant, or some or all of the shares of the Issuer's Common Stock may be sold.

                                  SCHEDULE 13D

CUSIP NO. 132514100                                            PAGE 6 OF 7 PAGES


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date of this Schedule 13D, Creative beneficially owns 1,169,608 shares of the Issuer's Common Stock which is approximately 28.8% of the outstanding shares of the Issuer's Common Stock (including 257,314 shares of Common Stock issuable upon exercise of the Warrant).

   (b) Creative has sole power to vote and dispose of all of the shares described above.

   (c) To the best of Creative's knowledge, none of its executive officers or directors has effected transactions involving the shares of the Issuer's Common Stock during the last 60 days.

   (d)  None

   (e)  Not applicable

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with Creative's acquisition of shares of the Issuer's Common Stock, Creative entered into a Voting Agreement dated as of February 28, 1997, with the Issuer, Henry E. Kloss and Thomas J. DeVesto. Mr. Kloss is the former Chairman and former Director of Product Development and a principal sharehoder of the Issuer. Mr. DeVesto is the President and Chief Executive Officer and a principal shareholder of the Issuer. Pursuant to such agreement, Creative, Mr. Kloss and Mr. DeVesto have agreed to vote their voting securites of the Issuer to elect as a director of the Issuer one person designated by Creative.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Voting Agreement dated as of February 28, 1997, by and among Creative, the Issuer, Henry E. Kloss and Thomas J. DeVesto.

                                  SCHEDULE 13D

CUSIP NO. 132514100                                           PAGE 7 OF 7 PAGES


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 5, 1997                /s/ NG KEH LONG
                                    ----------------------------------------
                                    Ng Keh Long
                                    Vice President and Corporate Treasurer


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT 1.

                                VOTING AGREEMENT
                                ----------------


     This Voting Agreement (the "Agreement") is made as of the 28th day of
                                 ---------
February, 1997, by and among Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Company"), Henry E. Kloss and Thomas J. DeVesto (the
                  -------
"Founders"), and Creative Technology Ltd., a Singapore corporation (the
 --------
"Investor"), (collectively, the Investor and the Founders are hereinafter
---------
referred to as the "Voting Parties").
                    --------------

                                    RECITALS
                                    --------

     The Company and the Investor have entered into a Common Stock Purchase Agreement (the "Purchase Agreement") of even date herewith pursuant to which the
                ------------------
Company desires to sell to the Investor and the Investor desires to purchase from the Company shares of the Company's Common Stock and Warrants to purchase shares of Common Stock. A condition to the Investor's obligations under the Purchase Agreement is that the Company, the Founders and the Investor enter into this Agreement for the purpose of setting forth the terms and conditions pursuant to which the Founders shall vote their shares of the Company's voting stock in favor of certain designees to the Company's Board of Directors. The Company, the Investor and the Founders each desire to facilitate the voting arrangements set forth in this Agreement, and the sale and purchase of shares of Common Stock pursuant to the Purchase Agreement, by agreeing to the terms and conditions set forth herein.

                                   AGREEMENT
                                   ---------

     The parties hereby agree as follows:

     1.  BOARD REPRESENTATION.  At all elections of directors of the Company
         --------------------
during the term of this Agreement, the Company shall nominate, and the Founders shall vote all shares of the Company's voting securities now or hereafter beneficially owned by them to elect as a director of the Company, one person designated in writing by the Investor. On all other matters presented to the stockholders of the Company for a vote (including, without limitation, the election of other members of the Board of Directors) the Founders shall be free to vote their shares without restriction and without consultation with the Investor.

     2.  TERMINATION.  This Agreement shall terminate upon the earlier of (i)
         -----------
ten (10) years from the date hereof, and (ii) the date that the Investor holds less than 456,147 shares (as adjusted for stock splits, combinations, recapitalizations and the like) of the Company's capital stock.

     3.  GRANT OF PROXY.  Should the provisions of this Agreement be construed
         --------------
to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and, to the extent permitted by law, shall be irrevocable for the term of this Agreement.

     4.  SPECIFIC ENFORCEMENT.  It is agreed and understood that monetary
         --------------------
damages would not adequately compensate an injured party for the breach of this Agreement by any other party hereto, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.

Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

     5.  MANNER OF VOTING.  Each party to this Agreement may vote its shares of
         ----------------
the Company's capital stock that are subject to this Agreement in person, by proxy, by written consent, or in any other manner permitted by applicable law.

     6.  AMENDMENTS; WAIVERS.  Any term hereof may be amended or waived only
         -------------------
with the written consent of the Company, the Investor and the Founders. Any amendment or waiver effected in accordance with this Section 6 shall be binding upon the Company, the Founders, the Investor and each of their respective successors and assigns.

     7.  NOTICES.  Any notice required or permitted by this Agreement shall be
         -------
in writing and shall be deemed sufficient on the date of delivery, when delivered personally or by overnight courier or sent by telegram or fax, or forty-eight (48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, and addressed to the party to be notified at such party's address as set forth below, or as subsequently modified by written notice.

     8.  SEVERABILITY.  If one or more provisions of this Agreement are held to
         ------------
be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

     9.  GOVERNING LAW.  This Agreement and all acts and transactions pursuant
         -------------
hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Massachusetts, without giving effect to principles of conflicts of law.

     10.  COUNTERPARTS.  This Agreement may be executed in two or more
          ------------
counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     11.  SUCCESSORS AND ASSIGNS.  The terms and conditions of this Agreement
          ----------------------
shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                            [Signature Pages Follow]

     The parties hereto have executed this Voting Agreement as of the date first written above.

                                    THE COMPANY:

                                    By:  /s/ THOMAS J. DEVESTO

                                    Name:______________________________

                                    Title:_______________________________

                                    Address:____________________________


                                    INVESTOR:

                                    CREATIVE TECHNOLOGY LTD.

                                    By:  /s/  SIM WONG HOO

                                    Name:  Sim Wong Hoo
                                           ------------

                                    Title:  Chairman and CEO
                                          ------------------

                                    Address:  67 Ayer Rajah Crescent
                                              #03-18
                                              Singapore 139950



                                    FOUNDERS:


                                    /s/ HENRY E. KLOSS
                                    --------------------
                                    Henry E. Kloss
                                    Address:  174 Brattle St., Cambridge, MA


                                    /s/ THOMAS J. DEVESTO
                                    -----------------------
                                    Thomas J. DeVesto
                                    Address: